STATEMENT OF INVESTMENTS

Dreyfus Florida Municipal Money Market Fund

August 31, 2006 (Unaudited)

Short-Term Investments--102.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alachua County,				
Revenue (North Central Florida				
YMCA, Inc. Project) (LOC;				
SouthTrust Bank)	3.72	9/7/06	1,630,000 a	1,630,000
Alachua Housing Finance Authority,				
MFHR (Edenwood Park Project)				
(Liquidity Facility; Merrill				
Lynch)	3.54	9/7/06	3,365,000 a,b	3,365,000
Brevard County,				
Revenue (Holy Trinity				
Episcopal Academy Project)				
(LOC; Wachovia Bank)	3.46	9/7/06	955,000 a	955,000
Brevard County Health Facilities				
Authority, Health Care				
Facilities Revenue (Liquidity				
Facility; Merrill Lynch)	3.48	9/7/06	5,000,000 a,b	5,000,000
Broward County,				
IDR (GB Instruments Inc.				
Project) (LOC; Bank of America)	3.56	9/7/06	1,960,000 a	1,960,000
Broward County,				
Sales Tax Revenue, CP				
(Liquidity Facility; Dexia				
Credit Locale)	3.60	12/8/06	4,354,000	4,354,000
Broward County Housing Finance				
Authority, MFHR (Cypress Grove				
Apartments Project) (Liquidity				
Facility; Sun America Inc.)	3.56	9/7/06	15,000,000 a	15,000,000
Broward County Housing Finance				
Authority, MFHR (Golf View				
Gardens Apartments Project)				
(LOC; Regions Bank)	3.52	9/7/06	8,500,000 a	8,500,000
Broward County Housing Finance				
Authority, SFMR (Merlots				
Program) (Insured: FNMA and				
GNMA and Liquidity Facility;				
Wachovia Bank)	3.50	9/7/06	10,000 a,b	10,000
Capital Trust Agency,				
Multifamily Revenue (Liquidity				
Facility; Merrill Lynch				
Capital Services and LOC;				
Merrill Lynch)	3.50	9/7/06	12,000,000 a,b	12,000,000
Collier County Housing Finance				
Authority, MFHR (George				
Washington Carver Apartments)				
(LOC; PNC Bank)	3.56	9/7/06	3,000,000 a	3,000,000
Collier County Industrial				
Development Authority, IDR				

(March Project) (LOC; Wachovia Bank)	3.56	9/7/06	2,900,000 a	2,900,000
Dade County Industrial Development Authority, IDR (Spectrum Programs Inc. Project) (LOC; Bank of America)	3.46	9/7/06	435,000 a	435,000
Dade County Industrial Development Authority, IDR (U.S. Holdings Inc. Project) (LOC; SunTrust Bank)	3.56	9/7/06	775,000 a	775,000
Escambia County Housing Finance Authority, SFMR (Merlots Program) (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	3.50	9/7/06	2,180,000 a,b	2,180,000
Florida Development Finance Corporation, IDR (Air Technology) (LOC; Wachovia Bank)	3.56	9/7/06	2,000,000 a	2,000,000
Florida Development Finance Corporation, IDR (Atlantic Truss Group, LLC Project) (LOC; Wachovia Bank)	3.56	9/7/06	2,975,000 a	2,975,000
Florida Development Finance Corporation, IDR (Byrd Technologies Inc.) (LOC; Wachovia Bank)	3.56	9/7/06	1,390,000 a	1,390,000
Florida Development Finance Corporation, IDR (Downey Glass Industries) (LOC; Wachovia Bank)	3.56	9/7/06	645,000 a	645,000
Florida Development Finance Corporation, IDR (DSLA Realty LC Project) (LOC; SunTrust Bank)	3.73	9/7/06	1,270,000 a	1,270,000
Florida Development Finance Corporation, IDR (Energy Planning Associates) (LOC; Wachovia Bank)	3.56	9/7/06	1,340,000 a	1,340,000
Florida Development Finance Corporation, IDR (Enterprise 2650 LLC Project) (LOC; Wachovia Bank)	3.56	9/7/06	1,020,000 a	1,020,000
Florida Development Finance Corporation, IDR (Florida Food Products, Inc. Project) (LOC; Wachovia Bank)	3.56	9/7/06	2,200,000 a	2,200,000
Florida Development Finance Corporation, IDR (Florida Steel Project) (LOC; Wachovia Bank)	3.56	9/7/06	915,000 a	915,000
Florida Development Finance Corporation, IDR (Increte LLC Project) (LOC; Wachovia Bank)	3.56	9/7/06	2,055,000 a	2,055,000

Florida Development Finance Corporation, IDR (Jamivon Properties Inc. Project) (LOC; Wachovia Bank)	3.56	9/7/06	1,600,000 a	1,600,000
Florida Development Finance Corporation, IDR (Kelray Real Estate Project) (LOC; Wachovia Bank)	3.56	9/7/06	810,000 a	810,000
Florida Development Finance Corporation, IDR (Octex Corporation Project) (LOC; Wachovia Bank)	3.56	9/7/06	150,000 a	150,000
Florida Development Finance Corporation, IDR (R.L. Smith Investments LLC Project) (LOC; SunTrust Bank)	3.73	9/7/06	930,000 a	930,000
Florida Development Finance Corporation, IDR (Retro Elevator Corporation Project) (LOC; Wachovia Bank)	3.56	9/7/06	795,000 a	795,000
Florida Development Finance Corporation, IDR (Suncoast Bakeries, Inc. Project) (LOC; SunTrust Bank)	3.51	9/7/06	700,000 a	700,000
Florida Development Finance Corporation, IDR (Trese Inc. Project) (LOC; Wachovia Bank)	3.56	9/7/06	980,000 a	980,000
Florida Development Finance Corporation, IDR (Twin Vee PowerCats, Inc. Project) (LOC; SunTrust Bank)	3.56	9/7/06	1,720,000 a	1,720,000
Florida Development Finance Corporation, IDR (University of Southern Florida Foundation) (LOC; SunTrust Bank)	3.56	9/7/06	920,000 a	920,000
Florida Development Finance Corporation, IDR, Refunding (Charlotte Community Project) (LOC; SunTrust Bank)	3.46	9/7/06	1,320,000 a	1,320,000
Florida Ports Financing Commission, Revenue (State Transportation Trust Fund-Intermodal Program) (Insured; FGIC)	4.65	10/1/06	250,000	250,207
Gulf Breeze Healthcare Facilities, Revenue (Heritage Healthcare Project) (Liquidity Facility; AIG SunAmerica Assurance)	3.60	9/7/06	17,030,000 a	17,030,000
Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	3.75	11/15/06	2,080,000	2,079,865
Hillsborough County,				

Subordinated Utility Revenue, CP (LOC; State Street Bank and Trust Co.)	3.60	11/9/06	12,620,000	12,620,000
Hillsborough County Aviation Authority, Revenue (Merlots Program) (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3.50	9/7/06	1,980,000 [a,b]	1,980,000
Hillsborough County Aviation Authority, Revenue, Refunding (Tampa International Airport) (Insured; AMBAC)	5.75	10/1/06	600,000	600,923
Hillsborough County Housing Finance Authority, MFHR (Liquidity Facility; Merrill Lynch)	3.54	9/7/06	4,475,000 [a,b]	4,475,000
Hillsborough County Industrial Development Authority, IDR (Allied Aerofoam Project) (LOC; Wachovia Bank)	3.51	9/7/06	2,600,000 [a]	2,600,000
Hillsborough County Industrial Development Authority, IDR (Seaboard Tampa Terminals Venture Project) (LOC; Wachovia Bank)	3.53	9/7/06	4,000,000 [a]	4,000,000
Hillsborough County Industrial Development Authority, IDR, Refunding (Leslie Controls Inc.) (LOC; SunTrust Bank)	3.51	9/7/06	3,535,000 [a]	3,535,000
Hillsborough County Industrial Development Authority, Recreational Revenue (Tampa Metropolitan Area YMCA Project) (LOC; Bank of America)	3.43	9/7/06	800,000 [a]	800,000
Jacksonville, Educational Facilities Revenue (Edward Waters College Project) (LOC; Wachovia Bank)	3.46	9/7/06	4,300,000 [a]	4,300,000
Jacksonville Economic Development Commission, IDR (Load King Manufacturing Company Inc. Project) (LOC; SouthTrust Bank)	3.56	9/7/06	2,060,000 [a]	2,060,000
Jacksonville Health Facilities Authority, Health Facilities Revenue (River Garden/Coves Project) (LOC; Wachovia Bank)	3.46	9/7/06	455,000 [a]	455,000
Lake County Industrial Development Authority, Revenue (Locklando Door and Millwork, Inc. Project) (LOC; Wachovia Bank)	3.51	9/7/06	3,265,000 [a]	3,265,000
Lee County, Airport Revenue (Insured; FSA and Liquidity Facility; Merrill Lynch)	3.49	9/7/06	1,275,000 [a,b]	1,275,000

Lee County Educational Facilities Authority, Educational Facilities Revenue (International College Foundation Inc. Project) (LOC; SunTrust Bank)	3.51	9/7/06	1,875,000 a	1,875,000
Lee County Housing Finance Authority, MFHR (Heron Pond Apartments) (LOC; Regions Bank)	3.52	9/7/06	6,035,000 a	6,035,000
Lee County Housing Finance Authority, SFHR (Merlots Program) (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	3.50	9/7/06	2,155,000 a,b	2,155,000
Lee County Housing Finance Authority, SFMR (Multi-County Program) (Insured; AMBAC)	3.45	3/1/07	12,000,000	12,000,000
Lee Memorial Health System, HR (Lee Memorial Health System)	3.44	9/7/06	12,600,000 a	12,600,000
Leesburg, HR (The Villages Regional Hospital Project) (Insured; Radian and Liquidity Facility; Bank of Nova Scotia)	3.47	9/7/06	12,000,000 a	12,000,000
Manatee County, IDR (Avon Cabinet Corporation Project) (LOC; Bank of America)	3.51	9/7/06	2,100,000 a	2,100,000
Marion County Industrial Development Authority, IDR (Universal Forest Products) (LOC; Wachovia Bank)	3.56	9/7/06	2,500,000 a	2,500,000
Miami-Dade County, Aviation Revenue (Insured; CIFG and Liquidity Facility; Merrill Lynch)	3.49	9/7/06	2,000,000 a,b	2,000,000
Miami-Dade County Expressway Authority, Toll System Revenue (Putters Program) (Insured; FGIC and Liquidity Facility; PB Finance Inc.)	3.47	9/7/06	2,585,000 a,b	2,585,000
Miami-Dade County Industrial Development Authority, IDR (Dutton Press Inc. Project) (LOC; SunTrust Bank)	3.51	9/7/06	1,720,000 a	1,720,000
Miami-Dade County Industrial Development Authority, IDR (Futurama Project) (LOC; SunTrust Bank)	3.73	9/7/06	2,115,000 a	2,115,000
Miami-Dade County Industrial Development Authority, IDR (Ram Investments Project) (LOC; Wachovia Bank)	3.51	9/7/06	2,910,000 a	2,910,000
Miami-Dade County Industrial Development Authority, Revenue				

(Altira, Inc. Project) (LOC; SunTrust Bank)	3.51	9/7/06	2,250,000 a	2,250,000
Miami-Dade County Industrial Development Authority, Revenue (Gulliver Schools Project) (LOC; Bank of America)	3.43	9/7/06	1,150,000 a	1,150,000
Miami-Dade County Industrial Development Authority, SWDR (Waste Management, Inc. Project) (Liquidity Facility; Lloyds TSB Bank PLC)	3.52	9/7/06	4,245,000 a,b	4,245,000
North Miami, Educational Facilities Revenue (Miami Country Day School Project) (LOC; Bank of America)	3.43	9/7/06	450,000 a	450,000
Orange County, Public Service Tax and Improvement Revenue, Refunding (Insured; MBIA)	5.00	10/1/06	300,000	300,278
Orange County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group) (Insured; AMBAC)	5.75	11/15/06	100,000	100,376
Orange County Health Facilities Authority, Revenue, CP (LOC; SunTrust Bank)	3.72	10/17/06	7,600,000	7,600,000
Orange County Housing Finance Authority, MFHR (Windsor Pines Project) (LOC; Bank of America)	3.68	9/7/06	1,300,000 a	1,300,000
Orange County Industrial Development Authority, Revenue (Lake Highland Preparatory School, Inc. Project) (LOC; Wachovia Bank)	3.46	9/7/06	5,105,000 a	5,105,000
Orange County Industrial Development Authority, Revenue (Trinity Preparatory School of Florida, Inc. Project) (LOC; Wachovia Bank)	3.46	9/7/06	1,000,000 a	1,000,000
Orange County Industrial Development Authority, Revenue (Trinity Preparatory School of Florida, Inc. Project) (LOC; Wachovia Bank)	3.51	9/7/06	240,000 a	240,000
Orange County Industrial Development Authority, Revenue (University of Central Florida Foundation Inc. Project) (LOC; Wachovia Bank)	3.46	9/7/06	3,985,000 a	3,985,000
Orange County School District, TAN	4.50	9/15/06	10,000,000	10,005,379
Orlando-Orange County Expressway Authority, Revenue (Putters				

Program) (Insured; AMBAC and Liquidity Facility; PB Finance Inc.)	3.47	9/7/06	4,990,000 a,b	4,990,000
Palm Beach County, Beach Acquisition Revenue, Refunding (Insured; FGIC)	5.13	11/1/06	100,000	100,217
Palm Beach County, IDR, Refunding (Eastern Metal Supply) (LOC; Wachovia Bank)	3.51	9/7/06	2,750,000 a	2,750,000
Palm Beach County School District, TAN	4.00	9/28/06	8,750,000	8,752,292
Palm Beach County Solid Waste Authority Revenue, Refunding (Insured; AMBAC)	5.50	10/1/06	100,000	100,139
Pasco County Educational Facilities Authority, College and University Revenue (Saint Leo University Project) (LOC; Amsouth Bank)	3.70	9/7/06	310,000 a	310,000
Peace River/Manasota Regional Water Supply Authority, Utility System Revenue (Insured; FSA and Liquidity Facility; PB Finance Inc.)	3.47	9/7/06	3,945,000 a,b	3,945,000
Pinellas County Housing Finance Authority, MFHR (Alta Largo Apartments Project) (LOC; Amsouth Bank)	3.49	9/7/06	7,000,000 a	7,000,000
Pinellas County Housing Finance Authority, SFMR (GIC; Rabobank and Liquidity Facility; Merrill Lynch)	3.49	9/7/06	4,790,000 a,b	4,790,000
Pinellas County Industrial Development Authority, IDR (Falcon Enterprises Inc. Project) (LOC; SunTrust Bank)	3.56	9/7/06	1,915,000 a	1,915,000
Pinellas County Industrial Development Authority, IDR (Restorative Care of America Project) (LOC; SunTrust Bank)	3.56	9/7/06	1,565,000 a	1,565,000
Pinellas County Industrial Development Authority, IDR (Sure-Feed Engineering Project) (LOC; Bank of America)	3.51	9/7/06	340,000 a	340,000
Pinellas County Industry Council, IDR (Molex ETC Inc. Project) (LOC; Wachovia Bank)	3.56	9/7/06	2,350,000 a	2,350,000
Pinellas County Industry Council, Revenue (Chi Chi Rodriguez Youth Foundation Project) (LOC; Bank of America)	3.46	9/7/06	500,000 a	500,000
Pinellas County Industry Council, Revenue (LLC Day School Project) (LOC; Wachovia Bank)	3.51	9/7/06	130,000 a	130,000

Polk County Industrial Development Authority, IDR (Florida Treatt Inc. Project) (LOC; Bank of America)	3.51	9/7/06	3,855,000 a	3,855,000
Polk County Industrial Development Authority, IDR (GSG Investments Project) (LOC; Wachovia Bank)	3.51	9/7/06	2,330,000 a	2,330,000
Putnam County Development Authority, PCR (Seminole Electric Cooperative, Inc. Project)	3.52	9/7/06	5,335,000 a	5,335,000
Putnam County Development Authority, PCR (Seminole Electric Cooperative, Inc. Project)	3.52	9/7/06	2,230,000 a	2,230,000
Riveria Beach, IDR (K. Rain Manufacturing Project) (LOC; SunTrust Bank)	3.51	9/7/06	2,175,000 a	2,175,000
Roaring Fork Municipal Products LLC, Revenue (Insured; AMBAC and Liquidity Facility; The Bank of New York)	3.56	9/7/06	7,895,000 a,b	7,895,000
Saint John's County Industrial Development Authority, Health Facilites Revenue (Coastal Health Care Investor) (LOC; SunTrust Bank)	3.53	9/7/06	1,400,000 a	1,400,000
Saint John's County Industrial Development Authority, IDR (Bronz-Glow Technologies Project) (LOC; Wachovia Bank)	3.77	9/7/06	1,215,000 a	1,215,000
Saint Lucie County, IDR (A-1 Roof Trusses Company Project) (LOC; SouthTrust Bank)	3.77	9/7/06	1,195,000 a	1,195,000
Sarasota, Water and Sewer Utility Revenue (Insured; FGIC)	6.25	10/1/06	110,000	110,262
Sarasota County, IDR (Sarasota Military Academy, Inc. Project) (LOC; Wachovia Bank)	3.51	9/7/06	1,930,000 a	1,930,000
Sarasota County Health Facilities Authority, Health Care Facilities Revenue (Bay Village of Sarasota, Inc. Project) (LOC; Bank of America)	3.43	9/7/06	1,200,000 a	1,200,000
Sarasota County Public Hospital Board, HR, Refunding (Sarasota Memorial Hospital Project) (Insured; MBIA)	4.25	10/1/06	150,000	150,063
Sumter County Industrial Development Authority, IDR (Robbins Manufacturing Company				

Project) (LOC; Wachovia Bank)	3.51	9/7/06	505,000 a	505,000
Tamarac,				
IDR (Arch Aluminum and Glass				
Company) (LOC; Comerica Bank)	3.56	9/7/06	1,000,000 a	1,000,000
Volusia County Industrial				
Development Authority, IDR				
(Easter Seals Society of				
Volusia and Flager Counties				
Inc. Project) (LOC; Wachovia				
Bank)	3.51	9/7/06	380,000 a	380,000

Total Investments (cost $321,893,949)	**102.1%**	**321,894,001**
Liabilities, Less Cash and Receivables	**(2.1%)**	**(6,636,339)**
Net Assets	**100.0%**	**315,257,662**

a   Securities payable on demand. Variable interest rate--subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2006, these securities amounted to $62,890,000 or 19.9% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance